Stellar Biotechnologies Raises US$10 Million in
Initial Closing of Private Placement

PORT HUENEME, CA, (September 10, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announced today that, further to its news release of August 22, 2013, it has completed the initial closing of its private placement, which included brokered and non-brokered portions, raising initial gross proceeds of US$10M (the “Initial Closing”). The proceeds of the Initial Closing will be used for product research, aquaculture and KLH production development, capital expenditures and working capital.

The non-brokered portion includes a US$5,000,000 investment by Amaran Biotechnology, Inc., a privately-held Taiwan biotech company and biopharmaceuticals contract manufacturer.

“This financing is significant for Stellar on many fronts.  This strengthens our balance sheet at a pivotal time of Stellar’s growth while the investment from Amaran Biotechnology, Inc. represents active support from life science industry,” said Frank Oakes, Stellar President and CEO.  “We are very pleased to receive such solid validation from both industry and new investors.”

The Initial Closing included a brokered portion sold to institutional and accredited investors totaling US$3,000,000 (2,857,143 Units) (the "Brokered Offering") and a non-brokered portion totaling US$7,000,000 (6,666,667 Units) (the "Non-brokered Offering").

Each Unit, sold for US$1.05, comprises one share of Stellar’s common stock and one half of a share purchase warrant (each whole warrant, a “Warrant”).  Each Warrant entitles the holder to purchase one additional share of Stellar’s common stock at a purchase price of US$1.35 for a period of three years from the issuance date of the Warrants.  The Company anticipates a final closing on or before September 20, 2013.

In connection with the Initial Closing of the Brokered Offering, the placement agent received a commission of US$206,325 and 200,000 Warrants.

Subject to additional requirements imposed by the US Securities Act requiring longer hold-periods on certain of the securities for resale by US subscribers in the US market and a lock-up agreement with certain holders of the securities, the securities issued in the Initial Closing are subject to a hold period expiring January 10, 2014.

The securities sold by Stellar in the private placement were not registered under the United States Securities Act of 1933, as amended (the "US Securities Act"), and were sold in reliance upon exemptions from the registration requirements of the US Securities Act.  Therefore, such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act and any applicable state securities laws.  This press release does not constitute an offer to sell any securities or a solicitation of an offer to purchase any securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (U.S. OTC: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH operates as both a vital component in many active immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as an antigen for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and core KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of high-quality KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

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Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

Contacts:

Frank Oakes
President and CEO
Phone +1 (805) 488-2800
InvestorRelations@stellarbiotech.com

Investor Relations:
MZ Group
Mark A. McPartland
Senior Vice President
Phone: +1 (212) 301-7130
markmcp@mzgroup.us
Web: www.mzgroup.us

Forward Looking Statements

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.